FORM 5

Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person NEWELL DANIEL K (Last) (First) (Middle) 125 S. DAKOTA AVE. (Street) SIOUX FALLS SD 57104 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol NORTHWESTERN CORPORATION NOR 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year DECEMBER 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
			Director X Officer (give title below)	10% Owner Other (specify below)
SENIOR VICE PRESIDENT
7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
COMMON STOCK (1)	6/3/02		P	9	A	$17.1237	521	D
COMMON STOCK	6/3/02		P	57	A	$17.1237	3,157	D
COMMON STOCK	9/3/02		P	73	A	$13.6470	3,230	D
COMMON STOCK	11/19/02		P	136	A	$7.5500	3,366	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
UNITS (2)	1-FOR-1	(3)		A	(3)		N/A	N/A	COMMON STOCK	1-FOR-1	(3)	17,230	I	(4)
PHANTOM STOCK UNITS	1-FOR-1	5/1/02		S		2,148	(5)	(5)	COMMON STOCK	1-FOR-1	(3)	2148	I	(4)
PHANTOM STOCK UNITS	1-FOR-1	(7)		A	(6)		(7)	(7)	COMMON STOCK	1-FOR-1	(3)	19,153	I	(4)
UNITS (8)	1-FOR-1			A	(9)		N/A	N/A	COMMON STOCK	1-FOR-1	(9)	8,884	I

Explanation of Responses:
ALL SHARE TRANSACTIONS AND TOTALS HAVE BEEN ROUNDED TO WHOLE SHARES.

(1)  SHARES PURCHASED PURSUANT TO THE NORTHWESTERN CORP. TEAM MEMBER STOCK PURCHASE PLAN AT THE APPLICABLE DISCOUNT.

(2)  EACH UNIT CORRELATES TO ONE SHARE OF THE ISSUER'S COMMON STOCK AND IS HELD IN A SUPPLEMENTAL VARIABLE INVESTMENT PLAN ("SVIP") SPONSORED BY THE ISSUER.

(3)  ACQUIRED THROUGH PLAN PURCHASES AS FOLLOWS: 5/9/02, 5/10/02, 332 UNITS @ 17.63 PER UNIT; 6/5/02 AND 6/25/02, 32 UNITS @ $16.95 PER UNIT; 7/12/02 AND 7/23/02, 47 UNITS @ 11.56; 8/13/02 AND 8/26/02, 469 UNITS @ 12.75 PER UNIT; 9/10/02 AND 9/19/02, 56 UNITS @ 9.76 PER UNIT; 10/9/02 AND 10/23/02, 64 UNITS @ 8.50 PER UNIT; 11/12/02 AND 11/29/02, 769 UNITS @ 8.04 PER UNIT; 12/1/02 AND 12/31/02, 54 UNITS @ 20.00 PER UNIT.

(4) HELD BY WELLS FARGO TRUST CORPORATION AS TRUSTEE OF THE SVIP.

(5) PHANTOM STOCK UNITS MATURE 5 YEARS FROM DATE OF AWARD, AND WHEN MATURED, ARE VALUED AT AVERAGE CLOSING PRICE ON THE TEN DAYS PRECEEDING MAY 1ST.

(6) PHANTOM STOCK UNITS ACQUIRED THROUGH QUARTERLY DEEMED DIVIDENDS: MARCH 1, 2002, 71 UNITS @ $22.25 PER SHARE; JUNE 1, 2002, 91 UNITS @ $17.63 PER SHARE; SEPTEMBER 1, 2002, 128 UNITS @ $12.75 PER SHARE; NOVEMBER 19, 2002, 226 UNITS @ $7.40 PER SHARE.

(7) PHANTOM STOCK UNIT AWARDS VEST, BASED UPON PERFORMANCE, ON THIRD ANNIVERSARY OF GRANT (FEBRUARY 4, 2004).

(8) EACH UNIT CORRELATES TO ONE SHARE OF THE ISSUER'S COMMON STOCK & IS HELD IN THE NORTHWESTERN 401(K) RETIREMENT PLAN.

(9) SHARES ACQUIRED THROUGH MONTHLY PAYROLL DEDUCTION AND DIVIDEND REINVESTMENT PURCHASES: 1/10/02, 3 SHARES @ $21.70; 1/28/02, 13 SHARES @ $21.35; 2/13/02, 13 SHARES @ $21.47; 2/27/02, 6 SHARES @ $21.71; 3/11/02, 6 SHARES @ $22.81; 3/25/02, 5 SHARES @ $21.95.

/s/ DANIEL K NEWELL ** Signature of Reporting Person	FERBUARY 14, 2003 Date

**         Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
             See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
             If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm

Last update: 09/03/2002